AB 12/6

KQ 12/11

06051325

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.A. Davidson & Co.

SEC RECEIVED NOV 29 2006 WASH. D.C. 213 SECTION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North
(No. and Street)

Great Falls (City) MT (State) 59401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

175 N 27th Street, Suite 1002 (Address) Billings (City) MT (State) 59101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tom S. Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $934,501, credits $711,976)

Signature

CFO

Title

Notary Public- Susan R. Dell
Residing at Great Falls, MT - My commission expires 2/14/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Independent Auditors' Report

To the Board of Directors
D.A. Davidson & Co.:

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (a wholly-owned subsidiary of Davidson Companies) as of September 30, 2006 and 2005 and the related statements of income, shareholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 17, 2006

D.A. DAVIDSON & CO.

Statements of Financial Condition

September 30, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	62,516,934	25,415,306
Receivables:			
Customers, net		74,469,262	88,739,852
Brokers, dealers and clearing organizations		9,107,854	10,560,065
Related parties		1,743,083	1,236,511
Other		3,074,902	7,422,014
		88,395,101	107,958,442
Securities at market value:			
Municipal bonds		16,467,387	11,723,029
U.S. Government obligations		1,891,256	3,045,984
Corporate bonds		374,547	1,745,269
Common and preferred stock		957,411	844,398
		19,690,601	17,358,680
Exchange memberships at cost (estimated fair market value $53,500 in 2006 and $52,000 in 2005)		15,750	15,750
Equipment and leasehold improvements (less accumulated depreciation and amortization of $15,609,386 in 2006 and $13,744,063 in 2005)		7,701,075	7,245,499
Cash surrender value - life insurance		730,883	706,487
Notes receivable, net		11,251,001	7,923,693
Goodwill, net		2,395,337	2,395,337
Other intangible assets, net		104,167	187,500
Other assets		7,554,909	10,277,627
Deferred tax asset		7,943,912	6,625,321
		37,697,033	35,377,214
	$	208,299,668	186,109,642

Liabilities and Shareholder's Equity			
Liabilities:			
Checks in advance of deposits	$	4,610,843	5,595,121
Payables:			
Brokers, dealers and clearing organizations		2,552,062	1,627,259
Customers		57,307,257	53,307,635
Related parties		4,458,280	3,031,130
Market value of securities sold, but not yet purchased		1,029,298	952,422
Income taxes		1,460,663	1,218,721
Accrued payroll and profit sharing		42,743,504	36,782,262
Other payables and accrued liabilities		4,615,422	4,018,342
Total liabilities		118,777,329	106,532,892
Commitments and contingencies			
Shareholder's equity			
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)		100	100
Additional paid-in capital		13,222,742	12,447,360
Retained earnings		76,299,497	67,129,290
Total shareholder's equity		89,522,339	79,576,750
	$	208,299,668	186,109,642

See accompanying notes to the financial statements.